FILED PURSUANT TO RULE 433

FILE NO. 333-216372

CITIGROUP INC.

REOPENING: $250,000,000

TOTAL ISSUE: $1,750,000,000

4.125% SUBORDINATED NOTES DUE 2028

Terms and Conditions

Issuer:	Citigroup Inc.

Ratings*:	Baa3 / BBB / A- (Stable Outlook / Stable Outlook / Stable Outlook) (Moody’s / S&P / Fitch)

Ranking:	Subordinated. See “Subordination” below.

Trade Date:	May 3, 2017

Settlement Date:	May 10, 2017 (T+5 days)

Maturity:	July 25, 2028

Par Amount:	$250,000,000. Upon settlement, the subordinated notes will form part of the same series as, and will be fungible with, the Issuer’s outstanding $1,500,000,000 4.125% Subordinated Notes due 2028 issued on July 25, 2016, and the aggregate principal amount of this series of notes will be $1,750,000,000.

Treasury Benchmark:	2.250% due February 15, 2027

Treasury Price:	$99-14

Treasury Yield:	2.314%

Re-offer Spread to Benchmark:	T10+186 bp

Re-offer Yield:	4.174%

Semi-Annual Coupon:	4.125%

Public Offering Price:	99.559% (plus Accrued Interest)

Net Proceeds to Citigroup:	$250,780,312.50 (including $3,007,812.50 of accrued interest but before expenses)

Interest Payment Dates:	The 25th of each January and July, beginning July 25, 2017. Following business day convention applicable

Day Count:	30 / 360

Defeasance:	Applicable. Provisions of Sections 11.02 and 11.03 of the Indenture apply

Redemption at Issuer Option:	Only for tax purposes

Redemption for Tax Purposes:	Applicable at issuer option if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-U.S. persons. Redemption as a whole, not in part

Sinking Fund:	Not applicable

CITIGROUP INC.

REOPENING: $250,000,000

TOTAL ISSUE: $1,750,000,000

4.125% SUBORDINATED NOTES DUE 2028

Subordination:	The subordinated notes will rank subordinate and junior in right of payment to Citigroup’s Senior Indebtedness as described in “Description of Subordinated Notes – Subordination” in the related prospectus supplement dated May 3, 2017 and the accompanying prospectus dated April 7, 2017. Pursuant to the terms of the subordinated notes, “Senior Indebtedness” means: (1) the principal, premium, if any, and interest in respect of (A) indebtedness for money borrowed and (B) indebtedness evidenced by securities, notes, debentures, bonds or other similar instruments issued by Citigroup, including all indebtedness (whether now or hereafter outstanding) issued under (i) an indenture dated November 13, 2013 between Citigroup and The Bank of New York Mellon, as trustee, as the same has been or may be amended, modified or supplemented from time to time, and (ii) an indenture dated March 15, 1987, between Citigroup and The Bank of New York Mellon, as successor trustee, as the same has been or may be amended, modified or supplemented from time to time; (2) all capital lease obligations of Citigroup; (3) all obligations of Citigroup issued or assumed as the deferred purchase price of property, all conditional sale obligations of Citigroup and all obligations of Citigroup under any conditional sale or title retention agreement, but excluding trade accounts payable in the ordinary course of business; (4) all obligations, contingent or otherwise, of Citigroup in respect of any letters of credit, bankers acceptances, security purchase facilities or similar credit transactions; (5) all obligations of Citigroup in respect of interest rate swap, cap or other agreements, interest rate future or option contracts, currency swap agreements, currency future or option contracts or other similar agreements; (6) all obligations of the type referred to in clauses (1) through (5) above of other persons for the payment which Citigroup is responsible or liable as obligor, guarantor or otherwise; and (7) all obligations of the type referred to in clauses (1) through (6) above of other persons secured by any lien on any property or asset of Citigroup, whether or not such obligation is assumed by Citigroup;

except that Senior Indebtedness does not include:

(A) any other indebtedness issued under the same indenture under which the subordinated notes are issued; (B) all indebtedness (whether now or hereafter outstanding) issued to a Citigroup Trust (as defined below) under (i) the indenture, dated as of October 7, 1996, between Citigroup and The Bank of New York Mellon, as successor trustee to JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank), as trustee, as the same has been or may be amended, modified, or supplemented from time to time, and (ii) the indenture, dated as of July 23, 2004, between Citigroup and The Bank of New York Mellon, as successor trustee to JPMorgan Chase Bank , as trustee, as the same has been or may be amended, modified, or supplemented from time to time (collectively, the “junior subordinated debt indentures”); (C) all indebtedness (whether now or hereafter outstanding) issued to a Citigroup Trust under the indenture, dated as of June 28, 2007, between Citigroup and The Bank of New York Mellon (formerly The Bank of New York), as trustee, as the same has been or may be amended, modified, or supplemented from time to time (the junior junior subordinated debt indenture”); (D) any guarantee in respect of any preferred securities, capital securities or preference stock of a Citigroup Trust; (E) any indebtedness or any guarantee that is by its terms subordinated to, or ranks equally with, the subordinated notes and the issuance of which (x) has received the concurrence or approval of the staff of the Federal Reserve Bank of New York or the staff of the Board of Governors of the Federal Reserve System or (y) does not at the time of issuance prevent the subordinated notes from qualifying for Tier 2 capital treatment (irrespective of any limits on the amount of Citigroup’s Tier 2 capital) under the applicable capital adequacy guidelines, regulations, policies or published interpretations of the Board of Governors of the Federal Reserve System or any applicable concurrence or approval of the Federal Reserve Bank of New York or its staff. “Citigroup Trust” means each of Citigroup Capital III, Citigroup Capital XIII and Citigroup Capital XVIII, each a Delaware statutory trust, or any other similar trust created for the purpose of issuing preferred securities in connection with the issuances of junior subordinated notes under the junior subordinated debt indentures or the junior junior subordinated debt indenture. In addition, the subordinated notes may be fully subordinated to interests held by the U.S. government in the event of receivership, insolvency or similar proceedings, including a proceeding under the “orderly liquidation authority” provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

CITIGROUP INC.

REOPENING: $250,000,000

TOTAL ISSUE: $1,750,000,000

4.125% SUBORDINATED NOTES DUE 2028

Listing:	Application will be made to list the notes on the regulated market of the Luxembourg Stock Exchange

Minimum Denominations/Multiples:	$1,000 / multiples of $1,000 in excess thereof

CUSIP:	172967KU4

ISIN:	US172967KU42

Sole Book Manager:	Citigroup Global Markets Inc.

Senior Co-Managers:	Commerz Markets LLC
Imperial Capital, LLC
ING Financial Markets LLC
Lebenthal & Co., LLC
Mischler Financial Group, Inc.
Multi-Bank Securities, Inc.
Natixis Securities Americas LLC
RBS Securities Inc.
Skandinaviska Enskilda Banken AB (publ)
The Williams Capital Group, L.P.

*Note: A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time.

Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-216372. Alternatively, you can request the prospectus by calling toll-free in the United States 1-800-831-9146.